UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Act of 1933.

Commission File Number: 333-141054

PERF-GO GREEN HOLDINGS, INC.
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(Exact name of registrant as specified in its charter)

12 E. 52nd Street
4th Floor
New York, NY 10022
(212) 935-3550
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON
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(Title of each class of securities covered by this Form)

NONE
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Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(s) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6 ☒

Approximate number of holders of record as of the certification or notice date: 50

Pursuant to the requirements of the Securities Exchange Act of 1933, Perf-Go Green Holdings, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PERF-GO GREEN HOLDINGS, INC.

DATE: July 14, 2010	By:	/s/ Michael Caridi
Michael Caridi
Chief Executive Officer
Principal Financial Officer,
Principal Accounting Officer